


URANIUM
EXPLORATION CORPORATION

1-A/A 24-10287

December 16, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Securities Registration Division

RE: **Amendment Filing** "Delaying Notation"

Securities and Exchange Commission,

We hereby amend our Regulation A Offering Statement filed with the Commission on December 13, 2010 to include the following notation:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on 16th December, 2010.

(Issuer) URANIUM EXPLORATION CORPORATION




By Date 16th December, 2010
Roy Davis – Chief Executive Officer/Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.


By ______________________ Date 12-17-10
Mike Ngai – Chief Financial Officer


By ______________________ Date 12·17·10
H. Thomas Winn – Director


By ______________________ Date 12·17·10
Cynthia C. Thompson – Director

12919 Southwest Freeway * Suite 110 * Stafford, Texas 77477